UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. November 20, 2014.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call today to discuss the third quarter 2014 results, which were published on November 18, 2014. The following items were discussed by executive management as part of the conference call:

During the first nine months of 2014, we saw some positive signs from our major fertilizer markets. In the potash market we saw some price recovery, and an increase in sales volumes when compared to the first nine months of last year. Although one of the biggest potash producers has recently announced production problems at one of its mines, we believe it is too early to be able to make an estimate as to any potential impacts on the market. We also saw positive pricing in the SOP market and strong demand growth in the potassium nitrate market. We may see an increase in potassium nitrate sales volumes next year.

As expected, the iodine market saw lower prices during the first nine months of 2014. Prices during the third quarter 2014 were lower than prices seen during the first half of the year, and we expect this downward trend to continue during the fourth quarter of 2014. So far this year we have seen prices decrease approximately 23%, but we have also reduced production costs by approximately 15%. As we have said in the past, we are looking to recapture our market share and would like to return to past levels of around one third.

In the lithium market we continue to see strong market growth, and we expect to see some new supply from Argentina next year. Our arbitration proceeding with Corfo is ongoing.

As discussed on our last earnings call, we have been working diligently on a significant cost reduction plan over the past twelve months. On an annualized basis we have reduced production costs by approximately US$130 million, including US$40 million related to the exchange rate. We hope to achieve further savings of around US$50 million going forward. In addition to the lower iodine production costs, we have reduced potassium nitrate costs by approximately 18% and potassium chloride costs by around 13% this year.

Despite lower revenues during the third quarter, EBITDA margins were up; this is a direct result of these cost reduction efforts. We are proud to say that the EBITDA margin this quarter was higher than it has been in the six most recent quarters.

2014 is a transitional year for SQM, but we will continue to manage the company with a focus on the long-term and will work to maximize shareholder value.

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About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 115 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 115 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Rosalia Vera / rvera@imaginaccion.cl

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: November 20, 2014
	By:	Conf:	/s/ Ricardo Ramos R.
(Signature)

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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